FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

For the month of March 2015

TOWER SEMICONDUCTOR LTD.
(Translation of registrant's name into English)

P.O. Box 619, Migdal Haemek, Israel 23105
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

The Registrant will hold its Special Meeting of Shareholders on April 8, 2015 at 10:00 a.m. (Israel time) at the Registrant’s offices in Migdal Haemek, Israel.  In connection with the meeting, on or about March 9, 2015, the Registrant will mail to shareholders (i) a Notice of Special General Meeting and Proxy Statement and (ii) a Proxy Card.  Attached hereto as Exhibits 99.1 and 99.2 are, respectively, the Notice of Special General Meeting and Proxy Statement; Proxy Card.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOWER SEMICONDUCTOR LTD.

Date: March 2, 2015	By:	/s/ Nati Somekh Gilboa
Name: Nati Somekh Gilboa
Title: Corporate Secretary

TOWER SEMICONDUCTOR LTD.
NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

To Be Held On April 8, 2015

Notice is hereby given that the Special Meeting (the "Meeting") of the shareholders of Tower Semiconductor Ltd. ("Tower" or the "Company"), an Israeli company, will be held at the offices of the Company, Shaul Amor Street, Ramat Gavriel Industrial Park, Migdal Haemek 23105, Israel, on Wednesday, April 8, 2015, at 10:00 a.m. (Israel time) for the following purposes:

1.	To extend the appointment of Mr. Ilan Flato for an additional three-year term as an external director.

2.	To approve compensation to the members of our Board of Directors in compliance with the guidelines of Company’s compensation policy approved by shareholders in September 2013.

Shareholders of record at the close of business in New York, NY on March 9, 2015 are entitled to notice of, and to vote at the Meeting. All shareholders are cordially invited to attend the Meeting in person.

Shareholders who do not expect to attend the Meeting in person are requested to mark, date, sign and mail the enclosed proxy as promptly as possible in the enclosed stamped envelope.  Beneficial owners who hold their shares through members of the Tel Aviv Stock Exchange ("TASE") may either vote their shares in person at the Meeting by presenting a certificate signed by a member of the TASE which complies with the Israel Companies Regulations (Proof of Ownership for Voting in General Meetings)-2000 as proof of ownership of the shares, or send such certificate along with a duly executed proxy to the Company at Shaul Amor Street, Ramat Gavriel Industrial Park, Post Office Box 619, Migdal Haemek 23105, Israel, Attention: Associate General Counsel.

By Order of the Board of Directors, Amir Elstein Chairman of the Board March 2, 2015

PROXY STATEMENT

TOWER SEMICONDUCTOR LTD.
Shaul Amor Street, Ramat Gavriel Industrial Park
P.O. Box 619
Migdal Haemek 23105, Israel

SPECIAL MEETING OF SHAREHOLDERS

To Be Held On April 8, 2015

The enclosed proxy is being solicited by the board of directors (the "Board of Directors") of Tower Semiconductor Ltd. (the "Company" or "Tower") for use at our Special Meeting of Shareholders (the "Meeting") to be held on Wednesday, April 8, 2015, or at any postponement or adjournment thereof. The record date for determining shareholders entitled to notice of, and to vote at, the Meeting is established as of the close of business in New York, NY on March 9, 2015.

As of February 15, 2015, we had outstanding 64,890,016 of our ordinary shares, nominal value New Israeli Shekels ("NIS") 15.00 (the "Ordinary Shares").

We expect to solicit proxies by mail and to mail this proxy statement and the accompanying proxy card to shareholders on or about March 9, 2015. We will bear the cost of the preparation and mailing of these proxy materials and the solicitation of proxies. We will, upon request, reimburse banks, brokerage houses, other institutions, nominees, and fiduciaries for their reasonable expenses in forwarding solicitation materials to beneficial owners.

Upon the receipt of a properly executed proxy in the form enclosed, the persons named as proxies therein will vote the Ordinary Shares covered thereby in accordance with the instructions of the shareholder executing the proxy. With respect to the proposals set forth in the accompanying Notice of Meeting, a shareholder may vote in favor of, against, or may abstain from voting on, the proposals. Shareholders should specify their choices on the accompanying proxy card. Other than as stated below, if no specific instructions are given with respect to the matters to be acted upon, the shares represented by a signed proxy will be voted FOR the proposals set forth in the accompanying Notice of Meeting. We are not aware of any other matters to be presented at the Meeting.

Any shareholder returning the accompanying proxy may revoke such proxy at any time prior to its exercise by: (i) giving written notice to us of such revocation; (ii) voting in person at the Meeting or requesting the return of the proxy at the Meeting; or (iii) executing and delivering to us a later-dated proxy. Written revocations and later-dated proxies should be sent to: the Company at Shaul Amor Street, Ramat Gavriel Industrial Park, Post Office Box 619, Migdal Haemek 23105, Israel, Attention: Associate General Counsel.

Each Ordinary Share is entitled to one vote on the matters to be voted on at the Meeting. Subject to the terms of applicable law, two or more shareholders present, personally or by proxy, who hold or represent together at least 33% of the voting rights of our issued share capital will constitute a quorum for the Meeting. If within half an hour from the time scheduled for the Meeting a quorum is not present, the Meeting shall stand adjourned for one week, to April 15, 2015 at the same hour and place, without it being necessary to notify the shareholders. If a quorum is not present at the adjourned date of the Meeting within half an hour of the time scheduled for the commencement thereof, subject to the terms of applicable law, the persons present shall constitute a quorum.

Each of Proposals 1 and 2 to be presented at the Meeting requires the affirmative vote of shareholders present in person or by proxy and holding Ordinary Shares amounting in the aggregate to at least a majority of the votes actually cast with respect to such proposal. Furthermore, under the Israeli Companies Law, the approval of Proposal 1 requires that either: (i) said majority include at least a majority of the voting power of the non-controlling and non-interested shareholders (but including interested shareholders whose interest is not a result of an affiliation with the controlling shareholder) who are present in person or by proxy and vote on such proposal; or (ii) the total votes cast in opposition to the proposal by the non-controlling and non-interested shareholders (including interested shareholders whose interest is not a result of an affiliation with the controlling shareholder) does not exceed 2% of all the voting power in the Company.

Shareholders are requested to notify us whether or not they have a “Personal Interest” in connection with Proposal 1 (please see the definition of the term “Personal Interest” under the description of Proposal 1). If any shareholder casting a vote in connection hereto does not notify us whether or not they have a Personal Interest with respect to Proposal 1 their vote with respect to such proposal will be disqualified.

PRINCIPAL SHAREHOLDERS

The following table and notes thereto set forth information, as of February 15, 2015, concerning the beneficial ownership (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), and on a diluted basis, of Ordinary Shares by any person who is known to own at least 5% of our Ordinary Shares based on beneficial ownership. On such date, 64,890,016 Ordinary Shares were issued and outstanding. The voting rights of our major shareholders do not differ from the voting rights of other holders of our Ordinary Shares.

As of February 15, 2015, each of Kenon Holdings Ltd. (“Kenon”) and Bank Hapoalim, B.M. (“Poalim”) held 29.60% and 7.71%, respectively, of our outstanding Ordinary Shares based on its beneficial ownership of all Ordinary Shares and all securities that the holder has a right to exercise or convert into Ordinary Shares within 60 days, and also assuming that no other exercisable or convertible securities held by other shareholders has been exercised or converted into Ordinary Shares of the Company.

As of February 15, 2015, each of Kenon and Poalim held 18.91% and 5.33%, respectively, of our Ordinary Shares assuming that all currently outstanding securities to purchase our Ordinary Shares will be exercised or converted by all holders.

The information presented above in regards to Kenon is based on data we received from Kenon and represents 18,029,964 Ordinary Shares currently owned by Kenon Holdings Ltd., 2,668 Ordinary Shares issuable upon the exercise of options, and 1,669,870 Ordinary Shares issuable upon exercise of warrants series 9.

The information presented above in regards to Poalim is based on data we received from Poalim and represents 807,128 Ordinary Shares (which constitute less than 5% of our Ordinary Shares), 3,940,626 Ordinary Shares issuable upon conversion of capital notes, and 808,039 Ordinary Shares issuable upon exercise of warrants (including 200,000 warrants exercisable from January 1, 2017)

MATTERS RELATING TO THE SPECIAL MEETING

At the Meeting, the shareholders will be asked to vote on the following proposal:

PROPOSAL NO. 1

PROPOSAL TO EXTEND THE APPOINTMENT OF AN EXTERNAL DIRECTOR FOR
AN ADDITIONAL THREE-YEAR TERM

The Israeli Companies Law requires Israeli companies with shares that have been offered to the public in or outside of Israel to appoint no less than two external directors. No person may be appointed as an external director if the person is a relative of the controlling entity of the company, or if the person or the person’s relative, partner, employer, direct or indirect supervisor or any entity under the person’s control, (i) has or had, within the two years preceding the date of the person’s appointment to serve as external director, any affiliation with the company or any entity controlling, controlled by or under common control with the company or a relative of such controlling entity, or (ii) has any commercial or professional relationship, even if such is not regular and ongoing, with any such entity or person to whom an external director cannot have any affiliation. The term “affiliation” includes:

•	an employment relationship;
•	a business or professional relationship maintained on a regular basis;
•	control; and
•	service as an office holder.

A person shall be qualified to serve as an external director only if he or she possesses accounting and financial expertise or professional qualifications.

No person may serve as an external director if the person’s position or other business activities create, or may create, a conflict of interest with the person’s responsibilities as an external director or may otherwise interfere with the person’s ability to serve as an external director. If, at the time external directors are to be appointed, all current members of the board of directors that are not controlling shareholders or their relatives are of the same gender, then at least one external director must be of the other gender.

The initial term of an external director is three years and may be extended for additional three-year periods.

External directors generally may not be removed until they complete their three year term. However, in instances for which it may be necessary to remove an external director, the external directors may be removed only by the same percentage of shareholders as is required for their election, or by a court, and then only if the external directors cease to meet the statutory qualifications for their appointment or if they violate their duty of loyalty to the company.

Mr. Ilan Flato was appointed as an external director in April 2009 for a three-year term that was extended in April 2012 for an additional three year term. Set forth below is certain information concerning Mr. Ilan Flato:

Ilan Flato has served as an independent and external director and as a member of the Audit Committee since April 2009.  Since  2012, Mr.  Flato has served as President of The Association of Publicly Traded Companies on the Tel-Aviv Stock Exchange.  Since 2011, Mr. Flato has been a member of the Israeli Bar Association.  Since 2009, Mr.  Flato has served as director in two Provident Funds and also as Chairman of the Business Executive of Kibbutz Kfar Blum.  Since 2004, Mr. Flato has functioned as an independent financial adviser.   Until 2004, Mr. Flato served as the VP for planning, economics and online banking in United Mizrahi Bank and as the Chief Economist of the bank. From 1992  until 1996, Mr. Flato served as the Economic Advisor to the Prime Minister of Israel. Prior to that position, Mr. Flato has served in the Treasury Office as the deputy director of the budget department. In addition, Mr. Flato served as a member of the board of directors of many government owned companies. Mr. Flato holds a B.A. in economics from Tel-Aviv University, an LL.B. from Netanya College, an LL.M from Bar-Ilan University and an MSIT from Clark University.

Mr. Ilan Flato has declared and confirmed that he has the requisite accounting and financial expertise and professional qualifications under the External Director Qualification Regulations.  In addition, Mr. Flato qualifies as an independent director under NASDAQ Marketplace Rules.

Upon his appointment, Mr. Ilan Flato will receive compensation in the form of annual fees and participation fees (per meeting) to the maximum extent permitted under the regulations promulgated under the Israeli Companies Law that govern the payment to external directors (Companies Law Regulations (Rules Regarding the Remuneration and Expenses of External Directors) – 2000 (the “Remuneration Regulations”) and Companies Law Regulations (Matters Which Are Not Deemed Affiliation – 2006 (the "Non-Affiliation Regulations"), as amended by regulations providing special concessions to dual-listed companies, and reimbursement for travel expenses in accordance with the Company's travel reimbursement policy for directors as permitted by the Remuneration Regulations. He will also be granted options to the extent Proposal 2 is approved at the Meeting.

The Board of Directors will present the following resolution at the Meeting:

“RESOLVED to elect Mr. Ilan Flato for an additional three-year term as an external director of the Company commencing April 2015 and to serve until the end of such term or until his respective successor is duly elected.”

The election of Mr. Ilan Flato as an external director of the Company and approval of the above Proposal 1 requires the affirmative vote of shareholders present in person or by proxy and holding Ordinary Shares amounting in the aggregate to at least a majority of the votes actually cast with respect to such proposal. Furthermore, under the Israeli Companies Law, the approval of this Proposal 1 requires that either: (i) said majority include at least a majority of the voting power of the non-controlling and non-interested shareholders (but including interested shareholders whose interest is not as a result of an affiliation with the controlling shareholder) who are present in person or by proxy and who vote on such proposal; or (ii) the total votes cast in opposition to the proposal by the non-controlling and non-interested shareholders (including interested shareholders whose interest is not as a result of an affiliation with the controlling shareholder) does not exceed 2% of all the voting power in the Company.

Each shareholder voting at the Meeting or prior thereto by means of the accompanying proxy card is requested to notify us if he, she or it has a Personal Interest in connection with this Proposal 1 as a condition for his, her or its vote to be counted with respect to this Proposal 1. If any shareholder casting a vote in connection hereto does not notify us if he, she or it has a Personal Interest with respect to this Proposal 1, his, her or its vote with respect to this Proposal 1 will be disqualified. For this purpose, “Personal Interest” is defined as: (1) a shareholder’s personal interest in the approval of an act or a transaction of the Company, including (i) the personal interest of his or her relative (which includes for these purposes any members of his/her (or his/her spouse's) immediate family or the spouses of any such members of his or her (or his/her spouse's) immediate family); and (ii) a personal interest of a body corporate in which a shareholder or any of his/her aforementioned relatives serves as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer, but (2) excluding a personal interest arising solely from the fact of holding shares in the Company or in a body corporate.

The Board of Directors recommends that the shareholders vote “FOR” the election of Mr. Ilan Flato as an external director of the Company for an additional three-year term commencing April 2015.

PROPOSAL NO. 2

PROPOSAL TO APPROVE COMPENSATION TO THE MEMBERS OF OUR
BOARD OF DIRECTORS IN COMPLIANCE WITH THE GUIDELINES OF
COMPANY’S COMPENSATION POLICY APPROVED BY SHAREHOLDERS
IN SEPTEMBER 2013

In compliance with the Company’s compensation plan approved in September 2013 (the “Policy”), each of the Compensation Committee and the Board of Directors of the Company have approved a grant to each of the Company’s serving directors, excluding the board chairman and the board representative of Kenon, effective as of the later of three years following each such director’s last grant of options, if any, from the Company or the date of approval by the shareholders, of 10,000 options to purchase Ordinary Shares of the Company, under the terms of the 2013 employees and directors share option plan.  The Policy allows the Company to offer equity based compensation in the form of stock options to its directors, in accordance with the Company’s equity based compensation policies and programs in place from time to time.  Said grant complies with the limitations as required under the Policy, including the maximum fair market value of the total equity grants with respect to each director.

Further to the above, if approved by shareholders at this Meeting, the Company will grant 10,000 options to each of Ilan Flato (if Proposal 1 is approved at the Meeting), Alex Kornhauser, Rami Guzman, Dana Gross, Sagi Kabla and Kalman Kaufman immediately following the date of approval by shareholders.

The proposed grant of options has a three year vesting schedule, with 50% vesting on the second anniversary of the date of grant and 50% on the third anniversary of the date of grant.  The date of grant shall be the later of (i) the date upon which three years have passed since each respective director’s last grant of options, if any, from the Company; or (ii) the date upon which the options grant is duly approved by the shareholders.  The exercise price of said options shall be calculated based on the average closing price of the Company's Ordinary Shares as quoted on the NASDAQ market during the 30 trading days prior to the date of the grant but shall not be lower than the nominal value of the Company's Ordinary Shares, unless otherwise determined by the Board of Directors in accordance with the provisions set forth in said option plan of the Company. The expiration of options granted to each director shall be seven (7) years from date of grant.  All other terms of the grant shall be as set forth in the Policy and in accordance with the said option plan of the Company.

The shareholders of the Company will be requested to adopt the following resolution at the Meeting:

“RESOLVED to approve the proposed options grant to the members of our Board of Directors, as described under Proposal 2 in this Proxy Statement.”

The approval of the above Proposal 2 requires the affirmative vote of shareholders present in person or by proxy and holding Ordinary Shares amounting in the aggregate to at least a majority of the votes actually cast with respect to such proposal.

The Board of Directors recommends that the shareholders vote “FOR” the approval of the proposed options grant to the members of our Board of Directors, as described above.

ADDITIONAL INFORMATION

Foreign Private Issuer. We are subject to the informational requirements of the United States Securities Exchange Act of 1934 (the "Exchange Act"), as amended, as applicable to foreign private issuers. Accordingly, we file reports and other information with the SEC. Shareholders may read and copy any document that we file at the SEC's public reference room at 100 F Street N.E., Washington, D.C. 20549 U.S.A. Shareholders can call the SEC at 1-800-SEC-0330 for further information on using the public reference room. As a foreign private issuer, all documents which were filed after November 4, 2002 on the SEC's EDGAR system are available for retrieval on the SEC's website at www.sec.gov. These SEC filings are also available to the public on the Israel Securities Authority’s Magna website at www.magna.isa.gov.il.

As a "foreign private issuer", we are exempt from the rules under the Exchange Act prescribing certain disclosure and procedural requirements with respect to proxy solicitations.  In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act.  The Notice of Special General Meeting and this Proxy Statement have been prepared in accordance with the applicable disclosure requirements in Israel.

ISA Exemption. With the exception of the reporting obligations applicable to a company organized under the laws of the State of Israel whose shares are traded on approved securities exchanges outside of Israel and in Israel as specified in Chapter Five (iii) of the Israeli Securities Law, 1968 (the "Israeli Securities Law"), we have received from the Securities Authority of the State of Israel an exemption from the reporting obligations as specified in Chapter Six of the Israeli Securities Law. We must, however, make available for public review at our offices in Israel a copy of each report that is filed in accordance with applicable U.S. law.  These documents are available for inspection at our offices at Shaul Amor Street, Ramat Gavriel Industrial Park, Migdal Haemek 23105, Israel.

By Order of the Board of Directors, Amir Elstein Chairman of the Board Migdal Haemek, Israel March 2, 2015

SPECIAL MEETING OF SHAREHOLDERS OF

TOWER SEMICONDUCTOR LTD.

April 8 2015

Please sign, date and mail
your proxy card in the
envelope provided as soon
as possible.

Please detach along perforated line and mail in the envelope provided.

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE
	FOR	AGAINST	ABSTAIN
1. To extend the appointment of Mr. Ilan Flato for an additional three-year term as an external director;	☐	☐	☐
	YES	NO
Do you have a “Personal Interest” (as defined below) with respect to the subject matter of Proposal 1?

For the purposes of this Proxy Card, a “Personal Interest” is defined as: (1) a shareholder’s personal interest in the approval of an act or a transaction of the Company, including (i) the personal interest of his or her relative (which includes for these purposes any members of his/her (or his/her spouse's) immediate family or the spouses of any such members of his or her (or his/her spouse's) immediate family); and (ii) a personal interest of a body corporate in which a shareholder or any of his/her aforementioned relatives serves as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer, but (2) excluding a personal interest arising solely from the fact of holding shares in the Company or in a body corporate.
	☐	☐

2. To approve compensation to the members of our Board of Directors in compliance with the guidelines of Company’s compensation policy approved by shareholders in September 2013.	☐	☐	☐

Signature of Shareholder: ______________   Date:_______

NOTE:  Please sign exactly as the name or names appear on this proxy.  When shares are held jointly, each holder should sign.  When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

TOWER SEMICONDUCTOR LTD.

For the Special  Meeting of Shareholders
To Be Held On Wednesday, April 8, 2015

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned shareholder of Tower Semiconductor Ltd. (the "Company") hereby appoints each of Dina Back Frimer, Noit Levi and Tziona Shriki of the Company, each with full power of substitution, the true and lawful attorney, agent and proxy of the undersigned, to vote, as designated on the reverse side, all of the Ordinary Shares of the Company which the undersigned is entitled in any capacity to vote at the Special Meeting of Shareholders of the Company to be held at the offices of the Company located at Shaul Amor Street, Ramat Gavriel Industrial Park, Migdal Haemek, Israel, on Wednesday , April 8, 2015 at 10:00 a.m. (local time) and all adjournments and postponements thereof.

The undersigned hereby acknowledges receipt of the Notice of a Special Meeting and the Proxy Statement accompanying such Notice, revokes any proxy or proxies heretofore given to vote upon or act with respect to the undersigned's shares and hereby ratifies and confirms all that the proxies or their substitutes may lawfully do by virtue hereof.

This proxy when properly executed will be voted in accordance with the manner directed herein by the undersigned shareholder.  In order for your vote to be counted with respect to Proposal 1, you must, in addition to casting your vote, indicate whether you have a “Personal Interest” in such proposal (as such is defined under the respective proposal) by marking either YES or NO in the boxes provided.

Beneficial owners who hold their shares through members of the Tel Aviv Stock Exchange ("TASE") may either vote their shares in person at the meeting by presenting a certificate signed by a member of the TASE which complies with the Israel Companies Regulations (Proof of Ownership for Voting in General Meetings)—2000 as proof of ownership of the shares, or send such certificate along with a duly executed proxy to the Company at Shaul Amor Street, Ramat Gavriel Industrial Park, Post Office Box 619, Migdal Haemek 23105, Israel, Attention: Associate General counsel.

(CONTINUED AND TO BE SIGNED ON REVERSE SIDE)